UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AEYE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39699
(State or other jurisdiction	(Commission File Number)
of incorporation)

4670 Willow Road, Suite 125, Pleasanton, California	94588
(Address of principal executive offices)	(Zip Code)

Andrew S. Hughes Senior Vice President, General Counsel & Corporate Secretary (925) 400-4366
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure.

This Specialized Disclosure Report on Form SD (“Form SD”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and in accordance with the Instructions to Form SD on behalf of AEye, Inc. (the “Company”).

Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals,” defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, the “3TG”), unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country. Pursuant to Rule 13p-1, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or an adjoining country (which is defined as a country that shares an internationally recognized border with the Democratic Republic of the Congo) (collectively, the “Covered Countries”) or from recycled or scrap sources are present in the products the company manufactures or contracts to manufacture and if any 3TG is necessary to the functionality or production of such products.

Item 1.01	Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1, the Company undertook a good faith reasonable country of origin inquiry (“RCOI”) for the reporting period of January 1, 2024 to December 31, 2024 designed to determine whether the 3TG necessary to the functionality or production of its products was sourced from Covered Countries and whether any of 3TG may be from recycled or scrap sources.

The Company does not purchase raw ore or 3TG from mines, smelters, or refiners, and does not make any direct purchases in the Covered Countries. Accordingly, the Company is several steps removed from the mining, smelting, or refining of 3TG. Instead, the Company relies on the various suppliers to provide the Company with the components necessary for the products it assembles for its customers, and on the contract manufacturers the Company utilizes for product assembly, which contract manufacturers source components directly from suppliers. As a result, the Company relies on these suppliers and contract manufacturers to provide the Company with information regarding the source of 3TG that is necessary to the functionality or production of the components, or completed products, as the case may be, that they supply to the Company.

The Company either directly contacted its component suppliers to obtain a declaration relating to that supplier’s sourcing of 3TG or the Company relied on the publicly available statements of the Company’s component suppliers or contract manufacturers regarding their sourcing of 3TG. Based on the Company’s RCOI process, the Company determined that it has no reason to believe that any 3TG contained in the Company’s products originated in Covered Countries.

The Company believes its RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness, or falsified information despite the Company’s efforts to review, validate, and confirm the information.

A copy of the information contained in this Form SD is also publicly available on the Company’s investor relations website at https://investors.aeye.ai/financial-information/sec-filings, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02	Exhibit.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AEye, Inc.

Dated: May 27, 2025
	By:	/s/ Andrew S. Hughes
Andrew S. Hughes
Senior Vice President, General Counsel & Corporate Secretary